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SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rosenblatt Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street - 59th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph C. Gawronski 212-607-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy A. Abramowitz & Co.
(Name – *if individual, state last, first, middle name*)

21 Locust Avenue - Suite 2D-1 (Address) New Canaan (City) CT (State) 06840-4735 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, Joseph C. Gawronski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosenblatt Securities Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2018

Signature

President & COO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Roy A. Abramowitz & Co.
Roy A. Abramowitz, CPA
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Rosenblatt Securities Inc.
40 Wall St – 59th Floor
New York, New York 10005

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Rosenblatt Securities Inc's. management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.



Roy A. Abramowitz & Co.
21 Locust Avenue – Suite 2D1
New Canaan, CT 06840
February 28, 2016

NY OFFICE: 212.398.8100 FAX: 203.966.5668 CT OFFICE: 203.594.7360

21 Locust Avenue, Suite 2D-1, New Canaan, CT 06840
EMAIL: rafinancial@optonline.net

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 751,609
Receivable from broker-dealers and clearing organizations	776,370
Furniture and equipment, net of accumulated depreciation of 1,963,264	470,355
Loans receivable - employee	2,312
Security deposits	1,285,464
Prepaid expenses	47,288
TOTAL ASSETS	$ 3,333,398

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 330,332
Accrued expenses	77,948
CSA Payables	28,429
NYC Corp Tax Payable	18,066
Deferred Subscription Revenue	173,517
Commission payable	137,947
Bonuses payable	1,166,467
TOTAL LIABILITIES	1,932,706
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,526.30 shares issued and outstanding	2,526
Undistributed profits	1,398,166
TOTAL SHAREHOLDERS' EQUITY	1,400,692
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,333,398

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Rosenblatt Securities Inc. ("RSI" or the "Company") was established in 1979 as a New York Corporation and is a registered broker-dealer with the Securities and Exchange Commission, a member of the New York Stock Exchange (NYSE), the Financial Industry Regulatory Authority (FINRA), NYSEArca, Nasdaq, BATS Trading, DirectEdge, and numerous registered alternative trading systems. RSI is an agency-only execution boutique servicing both institutions and other broker-dealers, as well as corporates for share repurchase. The firm represents traditional institutions, quants and portfolio trading customers in NYSE and Nasdaq-listed equities, and ETF markets through its upstairs trading desk and NYSE trading floor operation. With nineteen trading licenses on the New York Stock Exchange the Company has complete floor coverage to complement its state-of-the-art upstairs trading facility.

RSI utilizes automation to enhance trading efficiency and the self sufficiency of the buy-side, from creating DOT for non-member firms more than twenty-five years ago to offering DMA and sophisticated algorithmic tools today. RSI also provides market structure, technical analysis, transaction analytics, and financial technology advice to customers, as well as renders consulting and investment banking services to exchanges and other capital markets participants. In-house research coverage includes the technology, financial services and specialty metals, sectors and relationships with leading foreign dealers provides access to research from numerous other geographies.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a trade date basis.

(B) Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets as follows: 3 years for equipment and furniture. Amortization of leasehold improvements is computed on the life of the leasehold, 10.5 years.

For the year 2016 $274,603 of property and equipment acquisitions and leasehold improvements were made for the upstairs trading facility and administrative offices in New York City and supportive personnel in California, Colorado, South Carolina and London. All new acquisitions are depreciated on a straight line basis. Depreciation and amortization expense on property and equipment was $ 63,049 during 2016.

(C) The Company reviews property and equipment for impairment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amounts to future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value. The Company did not record any significant impairment during 2016.

(D) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our understanding of the current facts and circumstances. Actual results could differ from those estimates.

(E) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(F) RSI's buy-side customers are handled on a DVP-RVP basis and have separate bank accounts at banks and other custodial institutions which handle receipt and payment of funds and receipt and delivery of securities. As an introducing broker, RSI does not carry, accept or handle customer funds or securities. All instructions or transactions for the processing of funds or securities are transmitted to or through RSI's clearing firm.

(G) Since the company is an S Corporation, all profits and losses flow through to the shareholders.

(H) The Company does not enter into financial instruments for trading or speculative purposes.

(I) Goldman Sachs, the Company's clearing broker, clears the trades executed by the Company on behalf of its customers, typically on a T+3 basis. As of December 31, 2016 Goldman Sachs accounted for 32% of the Company's total accounts receivable. Commission revenue collected by Goldman Sachs accounted for 72% of the Company's total commission revenue and 61% of the Company's total revenues.

(J) The Company is subject to concentrations of credit risk primarily in its trade accounts receivable to the extent of the amount(s) recorded on the balance sheet. The company attempts to mitigate the concentration of credit risk in its trade receivables through its credit evaluation process, and collection terms.

(K) The Company is subject to lawsuits, investigations and other claims related to its operations and is required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. The Company accrues for contingent liabilities when an assessment of the loss is probable and can be reasonably estimated. Disclosure of contingent liabilities is made when the risk is reasonably possible or probable. As of December 31, 2016 there were no reserves or disclosures required.

(L) Deferred subscription revenue represents subscription payments that are amortized monthly into earnings over the period of the subscription.

(M) In January 2015, the FASB issued ASU 2015-1, Income Statement-Extraordinary and Unusual Items. The amendments in this update eliminates from GAAP the concept of extraordinary items. Previously, it was required that an entity separately classify, present, and disclose extraordinary events and transactions. Currently, an event or transaction is presumed to be ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item when certain criteria is met for extraordinary classification. Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary. This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators no longer will need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately. The presentation and disclosure guidance for items that are unusual in nature or occur infrequently will be retained and will be expanded to include items that are both unusual in nature and infrequently occurring. The amendments in this update are effective for fiscal years beginning after December 15, 2015 and are not expected to have a material impact on the Company's financial statements. In January 2016, The FASB issued 2016-1, Financial Instruments Overall. The amendments in the Update target improvements to generally accepted accounting principles (GAAP) and affects all entities that hold financial assets or owe financial liabilities. The improvements related to nonpublic entities are (1) require equity investments to be measured at fair value with changes in fair value recognized in net income, (2) simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (3) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for

entities that are not public business entities, (4) require an entity to present separately in other comprehensive income the portion of the total charge in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial Instruments, (5) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements, and (6) clarify that a entity should evaluate the need for a valuation allowance on a deferred tax asset related to available for sale securities in combination with the entity's other deferred tax assets. The amendments in this Update are effective for fiscal years beginning after December 15, 2017, and are not expected to have a material impact on the Company's financial statements.

NOTE 3: FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. Under GAAP, the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value. These levels are:

Level 1: Valuation is based upon quoted prices in active markets for identical instruments that the entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded on the active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets and liabilities.

Level 2: Valuation is based upon inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market date for substantially the full term of the asset or liability.

Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to their fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair Value measurement in its entirety requires judgment and considers factors specific to the investment. As of December 31, 2016, the Company does not have investments included in Level 3 of the fair value hierarchy.

NOTE 4: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers represents commissions receivable from broker-dealers for whom the Company has executed trades on the NYSE floor during December 2016 and received in January 2017.

The receivable from clearing organizations represents commissions receivable from clearing brokers for trades executed by the Company on behalf of its customers and cleared through its clearing brokers during December 2016 and received in January 2017.

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing brokers. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 5: SECURITY DEPOSITS

During 2008 the Company entered into an agreement with its clearing firm. Goldman Sachs Execution & Clearing, L.P. ("GSEC") transferred its clearing business to Goldman, Sachs & Co. ("GS&Co.") an affiliate broker dealer. RSI's existing fully disclosed clearing agreement with GSEC was transferred to; and assumed by GS&Co. on February 19, 2016.

As of December 31, 2016 the Company maintains a security deposit with its clearing firm in the amount of $1,254,363. The security deposit includes interest earned during subsequent periods.

The Company also maintains security deposits in the amount of $31,101 in total for a New York City corporate residence and offices in California, Colorado, Ohio and Minnesota.

At December 31, 2016 security deposits totaled $1,285,464.

NOTE 6: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22 §660 (A)).

Accordingly, no provision has been made for federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s). However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The Company is also required to pay the estimated tax on behalf of its non-resident shareholders. The tax provision for 2016 is $3,000.

Since the Company has nexus in California and Massachusetts it is subject to the California Minimum Franchise Tax and the Massachusetts S Corporation Minimum Excise Tax and Filing Fee. The Company also has nexus in various Ohio cities and South Carolina and is subject to franchise tax in those jurisdictions.

The company accrued a tax provision for California, South Carolina, the Cities of Dublin, Akron and Cuyahoga Falls OH and Massachusetts in the amount of $1,150.

The New York City Administrative Code does not recognize S Corporation status and imposes an alternative tax computed on approximately 15% of net income or loss plus an add-back of officer's compensation, for officer\shareholders owning more than 5% of the Company's outstanding stock.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

The New York City Alternative income tax for 2016 is $30,840.

The Company over-accrued $8,086 for 2015 New York City Corporation tax which was credited to 2016.

As of December 31, 2016 the Company had $61,284 of cumulative New York City net operating loss carryforwards, which may be available to reduce future New York City tax liabilities. The net operating loss deduction is limited to $10,000 a year for New York City corporation tax purposes, the New York City tax loss carryforwards will expire in 2029.

There are no uncertain tax positions in the company's tax filings, and there are no current tax audits pending. The corporate tax returns are open for audit for a period of three years from the date of filing.

NOTE 7: COMMITMENTS

The Company entered into a new lease agreement on March 31, 2016 pertaining to its office space at 40 Wall Street, 59th Floor New York, New York 10005. The term of the lease is ten (10) years and six (6) months (or until such term shall sooner cease and expire).

The rent for the premises is payable in advance in equal monthly installments of $30,942 for lease year one.

On April 1, 2016 the Company set up a $154,708 Standby Letter of Credit in favor of its Landlord in lieu of a deposit which expires on April 30, 2017.

ROSENBLATT SECURITIES INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

Future minimum operating lease payments required as of December 31, 2016 for each of the years ending in 2027, are as follows:

Year	Rental Amount
2017	$ 236,554
2018	378,726
2019	386,300
2020	409,826
2021	418,023
2022-2027	2,754,800
Total	$ 4,584,229

The Company extended its lease for one executive office in Irvine, California on June 1, 2016 on a month to month basis. The rent for the premises is payable in advance in equal monthly installments of $1,000.

The Company extended its one year lease for a corporate apartment in New York City located next to the New York City office space. The one year extension is for the period August 15, 2016 through August 14, 2017. The rent for the premises is payable in advance in equal monthly installments of $4,882.

The Company extended its one year lease in Lakewood, CO on April 1, 2016 on a month to month basis under the terms of the lease. The rent for the premises is payable in advance in equal monthly installments of $975. The lease will terminate on February 28, 2017.

The Company extended its lease in Sullivan's Island, SC on May 5, 2016. The lease was extended for a term of one year and shall expire on June 30, 2017. The rent for the premises is payable in advance in equal monthly installments of $900.

The Company entered into a lease agreement in Aurora, OH on January 5, 2016 on a month to month basis under the terms of the lease. The rent for the premises is payable in advance in equal monthly installments of $875.

The Company entered into a lease agreement in Eden Prairie, MN on July 21, 2016 on a month to month basis under the terms of the lease. The rent for the premises is payable in advance in equal monthly installments of $611.

The Company extended its informal arrangement with Invicomm Limited, London in June 2016 as a month to month lease. The monthly rental fee for the premises is £500.

NOTE 8: TRADING LICENSES

During the calendar year 2016 the Company maintained nineteen trading licenses with the NYSE. The billing structure is as follows: License number one is $50,000/year. There is no cost for each additional license. Trading license fees are billed monthly and can be cancelled at any time and the cost is prorated.

NOTE 9: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v), net capital is computed pursuant to subparagraph (a)(2)(i) which requires that net capital as defined, shall be at least the greater of $ 250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2016, the Company had net capital of $1,856,226 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $250,000 by $1,606,226.

All customer transactions (i.e., transactions with persons other than broker\dealers) are cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 10: SUBSEQUENT EVENTS

Rosenblatt Securities Inc. ("RSI") is terminating its clearing relationship with Goldman, Sachs & Co. ("GS&Co.") and entering into a new clearing agreement with Industrial Commercial Bank of China (ICBC) on or about April 7, 2017.

ROSENBLATT SECURITIES INC.

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